

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Christopher McGurk
Chief Executive Officer
Cinedigm Corp.
237 West 35th Street, Suite 605
New York, NY 10001

> **Re: Cinedigm Corp.**
> **Registration Statement on Form S-1**
> **Filed on October 13, 2021**
> **File No. 333-260210**

Dear Mr. McGurk:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carol Sherman